                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               For April 25, 2007

                        Commission File Number: 001-10306

                      The Royal Bank of Scotland Group plc

                            Business House F, Level 2
                           RBS, Gogarburn, PO Box 1000
                       Edinburgh EH12 1HQ, DEPOT CODE: 045

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                       Form 20-F   X       Form 40-F

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes               No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The  following  information  was  issued as  Company  announcements,  in London,
England  and is  furnished  pursuant  to General  Instruction  B to the  General
Instructions to Form 6-K: ______

                                    Signatures

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Date:25 April 2007
                                        THE ROYAL BANK OF SCOTLAND GROUP plc
                                        (Registrant)

                                         By:   /s/ H Campbell

                                         Name: H Campbell
                                         Title:Head of Group Secretariat

Enclosures:

1.       Transcript of April 25, 2007 Media Briefing with Royal Bank of
         Scotland, Santander, and Fortis (the "Banks")

TRANSCRIPT OF APRIL 25, 2007 MEDIA BRIEFING WITH ROYAL BANK OF SCOTLAND,
SANTANDER, AND FORTIS (THE "BANKS")

Sir Fred Goodwin

Thanks Jean-Paul.  Good afternoon  everyone.  Thanks for taking the time to come along. We thought it might be odd to be holding a press conference on the basis, we haven't made a bid, we haven't made an offer at this point.  But obviously as things have unfolded we have the coincidence of an announcement  being made this morning  on the same  day as our AGM  when you were all  going to be here and we were going to be here so it seemed a good  opportunity  to get  together and try and pick up any questions you have got. Obviously we will be answering questions in a narrow  framework or narrow context and would  emphasise  again, we haven't made a bid  today.  This is not an  offer.  But  quite  clearly  sets  out  some proposals  which are attractive for ABN  shareholders  and of course for our own shareholders.  I think there is a very compelling underlying logic and rationale for  what we are  doing  that  works  for the  constituencies  of  shareholders, customers and staff. I think that it is the general reactions to these proposals are that that view is fairly widely  shared.  So I don't think there is anything else we would want to say at this point, but we would be happy to try and answer questions  as best we can within the  context  of a  situation  which is rapidly unfolding.

Question 1
Telegraph

I was wondering where the cash comes from in your plans because it is 70 percent cash proposal?

Answer

As I emphasised a moment ago, we are not announcing a bid today, when we come to announce a bid we will go into all of those  details,  but I think  most  people would think we are good for it. We have got the cash.

Question 2
Reuters

Are you confident you can unpick the LaSalle agreement with Bank of America?

Answer

Well  that is one of the key  issues we will be  looking  to ABN to give us some guidance in that matter. They have created the current situation and I think the deal on the table now offers  considerably  better value for their  shareholders and we will be interested to see what the possibilities are around that.

Further Question

Do you think there is a danger this could descend into a legal dispute?

Answer

Let's hope not. I mean it seems to me to be the most important  thing here is to recognise  the value  which is out there for  shareholders  and I think we would expect  to go about  realisation  of that  value  for ABN  shareholders  and our shareholders in an orderly and constructive  fashion. That is what we are trying to do.

Question 3
Bloomberg

I just  wondered  why wouldn't you just bid for LaSalle - Is there any chance of that? Surely that is the part you are most interested in.

Answer

We are bidding for the whole of ABN.

Further Question

The Royal Bank, I mean is there no interest?

Answer

RBS' interests extend well beyond La Salle.

Further Question

So there is no chance of you just going for that on its own?

Answer

The consortium is bidding for the whole of ABN and the Royal Bank is an integral part of that  consortium and we are staying part of that  consortium  because we want more than just La Salle.

Further Question

So the  three of you are  approaching  this  together  and there is no chance of going separately?

Answer

Exactly.

Question 4
Daily Mail

In  terms  of the way  this  might  be  received,  you  have  actually  gained a reputation for weaning yourself off big deals over the last couple of years, are you worried that shareholders might see this as a return to the old ways of deal mongering?

Answer

I don't  think so, it doesn't  seem to be how people are reading it at all. I am sure you have read all the brokers notes so that is for others to judge,  but we are only  looking  at this  situation  because it is a rather  unusual  state of affairs that an opportunity  like this comes along.  From an RBS  prospective we don't need to do this transaction, but given that ABN finds itself in play, then
I think  it would  be  negligent  of us not to look  and  having  looked  we see opportunities to generate value for our shareholders and generate an offer which offers  superior value for ABN  shareholders.  So that is why we are progressing here.

Question 5
Bill

Could I just clarify what this proposal is intended to achieve. It is not a bid, it is not an offer.  So what is the logistics  behind this? Is it part of a plan to get the  management  committee  of ABN Amro to allow  you full  access to ABN
AMRO's books?  And is it a lever by which you hope to open up  discussions  with
ABN?

Answer

You have answered your own question  Bill. We are in the interests of clarity we are  setting out our  proposals  so ABN  shareholder  base more widely can fully appreciate them. We would wish to enter into discussions with ABN management and supervisory  boards with a view to  establishing  a  constructive  way  forward, enabling us to take over ABN and realise  value for their  shareholders  and our shareholders.  And it is  something  they have been asking to see details of our proposals, we have set those out today.

Question 6
Michael

[not possible to hear]

Answer

I think we would be rushing our fences at this point. Let's see where we get to.
I think we, you know up until now we simply asked to have access to  information so we could  evaluate  whether to make a  proposal.  And we were asked to make a proposal.  We have made a proposal.  Let's see where we go from here. I think it is  premature  to start  wondering  about  what might  happen in a  hypothetical situation so I would be anxious not to rush that.

Further Question

[not possible to hear]

Answer

Well let's not rush our fences.

Question 7
Jo

Could you just all outline which bit of the business it is that you want for the record so we know exactly who is after what please?

Answer

Yes. I think most people [not possible to hear] there is pretty clear  agreement as to the major pieces.  [not possible to hear] I think most people have got the major  components  Jo, but as to the precise  allocation of the assets,  we will come back to that at such times.

Further Question

[not possible to hear]

Answer

We would be looking  for Asia yes.  We will come back to asset  allocation.  The consortium was broadly equivalent.  We will come back to the precise percentages if we actually announce a bid or formal offer. One of the great strengths of the consortium  actually  was the  ease  with  which we were  able to agree  amongst ourselves  which  bits,  that is the beauty of the  business  that we each have.
There  is very  little  overlap  and who was the best  owner  of which  bits was something which we were able to agree very quickly and remarkably painlessly.

Further Question

[?]

Answer

ABN I think  wrote to us  yesterday  inviting  us to a meeting and we are in the process of trying to arrange a meeting with them. We would wish to be in contact with them urgently.

Question 8
Financial Times

Your  document  says that you would  proceed if ABN AMRO  provides  limited  due diligence information. How limited or how much information would you require?

Answer

Well  we're  talking  here about a public  company  which is  regulated  in many different countries, a company which has already had due diligence done on it to result in Barclays  making an offer. So I don't think we need to conduct a major due diligence  exercise.  I think due diligence  light would be what we would be really wanting to do. We each have different little bits of things we would want to confirm about the different bits of the business that we each want to do, but it is not to make a major  drama.  We are not  proposing  to conduct an audit or take a month pouring over the books.

Question 9
Ben

Can you give any  indications  to the  synergies  you hope to generate from this deal?  Obviously  Barclays are saying 3.5 and the speculation you could generate another 1 in addition to that what would you say?

Answer

Again,  to go back to my opening remarks and we will come back to all of this if we make a bid. We are very  comfortable  at this point that the economics of the offer we have put out today are readily  affordable and the fact with respective shareholders, but we will come back to synergies at a later stage.

Question 10
BBC

Can I ask with regards La Salle, how disappointing was it, the sale being agreed with Bank of America first of all? And does it have any, as far as whether,  how you  proceed  from here,  whether it is on  agreement  or whether it is hostile, would you have preferred to perhaps have started on better terms?

Answer

I think it was more surprising than  disappointing.  It is not over yet so let's see where we get. It is our  preference  and remains our  preference  to try and find an  agreed  constructive  way  through  all of this and we  would  hope and working with ABN to be able to do that, because this offer represents  excellent value for  their  shareholders  and for ours and it is by far the best  value on offer to their  shareholders so you would expect them to work with us to help to find a way through that.

Question 11
Scotsman

Can I just ask you,  were you on your way to  Holland  to speak to the Bank when you found out a deal had been done with Barclays and just  following on from the last question, what was your mood when you found out that news?

Answer

Well to do with the last question,  contrary to received wisdom, I wouldn't have said i was furious or anything else. I don't know whether you Jean-Paul would be able to corroborate?

Jean Paul

Yes, what precisely was your question?

Further Question

Were you on your way to Holland or in Holland when news broke that  Barclays had reached an agreement?

Answer

I had the press release on the plane before we left. The world and his wife knew pretty much on the Sunday  afternoon that it was going to happen.  But I had the press release on Monday before I left to go to Amsterdam.

Question 12
Scotsman

Sir Fred, if you fail to gain control of La Salle, have you got other targets in the States that you have your sights on?

Answer

No I  think,  we  don't  need  to do  this  and we  weren't  in the  market  for acquisitions.  This is a rather unusual  situation where a business of this size and this diversity of business comes on the market.  It doesn't happen every day when something like this comes on the market.  That is why we are looking at it.
It would  be nice to own La  Salle.  It  would be nice to own some of the  other bits.  It would be nice for  Jean-Paul  and  Emilio  to own their  parts.  If it doesn't happen it doesn't happen.

Question 13
Dow Jones

Could I ask you how you come to the view that the execution risk in this deal is lower than the one for Barclays?

Answer

Well we wouldn't  require to sell La Salle.  If you notice in the  timetable for completion,  the La Salle  completion  takes it quite  far into the  future.  We wouldn't have a disposal of La Salle.

Further Answer

The  resources  of  the  three  organisations   addressing   themselves  to  the
integration  and  management of the business  going forward  instead of one. Our businesses have overlap with the business of ABN and all of its main markets. So you have people who are  already  operating  successfully  in market who will be able to take those business  forward.  So I think the important thing that often gets forgotten is that you know after the transaction is all over, you own these businesses  and you need to run them  progressively  and  invest in them to make them grow,  and we are all very equipped in the  respective  markets in which we are going to be  operating  to do that.  So that is in the outline  Henry why we think the execution risk is much lower.

Question 14
Wall Street Journal

You have  touched  on the  financing,  but just to be clear,  your  shareholders should  be  comfortable  in  understanding  you  have  the  power  to make  this acquisition  work  financing  wise and why should they be  comfortable  with the financing that you have outlined very briefly in the press statement?

Answer

I think  our  shareholders  are  kind of  showing  that in the  reaction  to the transaction to be honest, but should we get to that kind of transaction,  should we get to a point of setting out a bid or an offer we will set out very  clearly to our own  shareholders  the  synergies and benefits that we would expect and I feel  pretty  confident  as indeed I am from the  feedback  and  support we have already had from the investors,  that they recognise the value and opportunities which are here to be released.  So we must take nothing for granted, but I would be pretty  confident  that when we get to the point  that we do that,  that they will be comfortable as they seem to be fairly comfortable at the present.

Other

Fred I am very conscious that we have got an AGM. Can we have one final question please?

Question 15

I have  just got a quick  question  for  either  Mr Botin or Mr  Goodwin  on the
Brazilian asset. Would Santander think of bidding for Brazil? Barclays said they are very strongly,  I think the words were  'certainly  not' they would not sell the Brazilian assets. Would Santander think of going for the Brazilian assets if this deal did not come through?

Answer

No I think it is covered by the answer already. The consortium stands together.

Emilio Botin

We are very,  very happy to have  Royal Bank and Fortis in this deal.  This deal will be very good for  everybody.  For the  shareholders  of our three banks and also for the shareholders of the ABN bank.

End of Transcript